SUPPLEMENT dated May 17, 2005

(To Prospectus Supplement Dated April 26, 2005

to Prospectus Dated January 25, 2005)

$1,697,318,264 (Approximate)

Structured Asset Securities Corporation

Mortgage Pass-Through Certificates, Series 2005-6

The first bullet on the cover page is hereby deleted and replaced with the following:

•

Forty-four classes of senior certificates, including four classes of interest-only certificates and one class of principal-only certificates.

The third bullet on the cover page is hereby deleted and replaced with the following:

•

Two additional classes of certificates.

The first sentence under “The Offered Certificates” on page S-1 is hereby deleted and replaced with the following:

“The certificates consist of the classes of certificates listed in the tables below, together with the Class B5, Class B6, Class B7, Class P and Class R-3 Certificates.”

The table on page S-2 is modified (i) to delete the row for the Class 5-A7 Certificates and replace it with the following:

5-A7	5	$ $73,089,333	3.20%(4)	LIBOR + 0.40%(5)	Planned Amortization Support	Aaa	AAA

and (ii) to add the following new row for the Class 5-A12 Certificates between the rows for the Class 5-A11 and Class AP Certificates:

5-A12	5	$ $73,089,333(7)	0.15%(4)	7.1% - LIBOR (5)	Senior, Interest-Only	Aaa	AAA

Footnote (5) in the table on page S-2 is hereby deleted and replaced with the following:

“(5)

The interest rates on the Class 2-A4, Class 2-A5, Class 2-A8, Class 2-A9, Class 5-A7, Class 5-A8 and Class 5-A12 Certificates are subject to maximum caps and minimum floors as described in this prospectus supplement.”

Footnote (7) in the table on page S-2 is hereby deleted and replaced with the following:

“(7)

Initial notional amount. The Class 2-A6, Class 5-A12, Class AX and Class PAX Certificates are interest-only certificates; they will not be entitled to payments of principal and will accrue interest on their notional amounts as described in this prospectus supplement.”

The table on page S-4 is modified to add the following new row for the Class 5-A12 Certificates between the rows for the Class 5-A11 and Class AP Certificates:

5-A12	DD	0 Day	30/360	5/25/2035	$ 1,000,000	$1	863576 DA 9

The final clause of the first sentence under “Summary of Terms — Distributions on the Certificates” beginning on page S-6 regarding the pool 5 mortgage loans and the related certificates is hereby deleted and replaced with the following:

“; and payments of interest and principal on the Class 5-A1, Class 5-A2, Class 5-A3, Class 5-A4, Class 5-A5, Class 5-A6, Class 5-A7, Class 5-A8, Class 5-A9, Class 5-A10 and Class 5-A11 Certificates, payments of principal on the AP(5) Component and payments of interest on the Class 5-A12 Certificates and the AX(5) and PAX(5) Components will be primarily based on collections on the pool 5 mortgage loans,”

On page S-8, the seventh bullet is hereby deleted and replaced with the following:

•

Class 5-A7 Certificates: Interest will accrue at an annual rate of approximately 3.20% for the first accrual period, and with respect to each accrual period thereafter, at an annual rate equal to LIBOR plus 0.40%, subject to a maximum rate of 7.50%.

On page S-8, the following new bullet is added between the bullets regarding the Class 5-A11 and Class AX Certificates:

•

Class 5-A12 Certificates: Interest will accrue at an annual rate of approximately 0.15% for the first accrual period, and with respect to each accrual period thereafter, at an annual rate equal to 7.10% minus LIBOR, subject to a minimum rate of 0.00% and a maximum rate of 0.15%.

The first sentence on page S-9 is hereby deleted and replaced with the following:

“The Class 2-A6, Class 5-A12, Class AX and Class PAX Certificates are interest-only certificates; they will not be entitled to distributions of principal.”

The second sentence under “Summary of Terms — Tax Status” on page S-14 is hereby deleted and replaced with the following:

“Each of the certificates, other than the Class P, Class R and Class R-3 Certificates, will represent ownership of “regular interests” in a REMIC, and the Class R and Class R-3 Certificates will be designated as “residual interests.””

The sixth bullet on page S-17 is hereby deleted and replaced with the following:

•

losses on the pool 5 mortgage loans will reduce the principal amounts (or notional amounts) of the Class 5-A1, Class 5-A2, Class 5-A3, Class 5-A4, Class 5-A5, Class 5-A6, Class 5-A7, Class 5-A8, Class 5-A9, Class 5-A10, Class 5-A11 and Class 5-A12 Certificates and the AX(5) and PAX(5) Components; provided, that losses that would otherwise be allocated to the Class 5-A2 Certificates will first be allocated to the Class 5-A3 Certificates, until the principal balance of the Class 5-A3 Certificates has been reduced to zero; and

The second bullet on page S-19 is hereby deleted and replaced with the following:

•

If you purchase your certificates at a premium, especially the Class 2-A6, Class 5-A12, Class AX and Class PAX Certificates, and principal prepayments on the related mortgage loans are received at a rate faster than you anticipate, then your yield may be lower than you anticipate.

On page S-21, the first sentence under “Risk Factors –— Special Risks for Certain Classes of Certificates” is hereby deleted and replaced with the following:

“The Class AP Certificates are principal-only certificates, and the Class 2-A6, Class 5-A12, Class AX and Class PAX Certificates are interest-only certificates.

On page S-21, the first bullet is hereby deleted and replaced with the following:

•

in the case of the Class 2-A6 and Class 5-A12 Certificates, a faster than expected rate of prepayments on the related mortgage loans in pool 2 and pool 5, respectively;

The section heading on page S-22 under “Risk Factors” is hereby deleted and replaced with the following:

“Changes in LIBOR May Reduce the Yields on the Class 2-A4, Class 2-A5, Class 2-A8, Class 2-A9, Class 5-A7, Class 5-A8 and Class 5-A12 Certificates”

On page S-22, the first sentence under “Risk Factors –— Changes in LIBOR May Reduce the Yields on the Class 2-A4, Class 2-A5, Class 2-A8, Class 2-A9, Class 5-A7, Class 5-A8 and Class 5-A12 Certificates” is hereby deleted and replaced with the following:

“The amount of interest payable on the Class 2-A4, Class 2-A5, Class 2-A8, Class 2-A9, Class 5-A7, Class 5-A8 and Class 5-A12 Certificates is calculated by reference to the London Interbank Offered Rate, known as LIBOR.”

The third and fourth sentences under “–— Changes in LIBOR May Reduce the Yields on the Class 2-A4, Class 2-A5, Class 2-A8, Class 2-A9, Class 5-A7, Class 5-A8 and Class 5-A12 Certificates,” beginning on page S-22, are hereby deleted and replaced with the following:

“By contrast, if LIBOR rises, the yield on the Class 2-A5, Class 2-A9, Class 5-A8 and Class 5-A12 Certificates will be lower and could fall to zero. Investors in the Class 2-A5, Class 2-A9, Class 5-A8 and Class 5-A12 Certificates should be aware that LIBOR is currently at historically low levels and, as a consequence, may not decrease significantly or at all in the future.”

The first full sentence on page S-26, under “Description of the Certificates — General” is hereby modified to add the words “Class 5-A12,” after the words “Class 5-A11,” and before the words “Class AP.”

The last bullet on page S-26 is hereby deleted and replaced with the following:

•

Distributions of interest and principal on the Class 5-A1, Class 5-A2, Class 5-A3, Class 5-A4, Class 5-A5, Class 5-A6, Class 5-A7, Class 5-A8, Class 5-A9, Class 5-A10 and Class 5-A11 Certificates, distributions of principal on the AP(5) Component and distributions of interest on the Class 5-A12 Certificates and the AX(5) and PAX(5) Components will be based primarily on interest and principal received or advanced with respect to the Pool 5 Mortgage Loans.

The last sentence of the first paragraph under “Yield, Prepayment and Weighted Average Life — Sensitivity of Certain Classes of Certificates — Sensitivity of the LIBOR Certificates” on page S-69 is hereby deleted and replaced with the following:

“The maximum Interest Rate on the Class 5-A7 Certificates is 7.50% per annum (which would occur whenever LIBOR equals or exceeds 7.10%).”

The second paragraph under “— Sensitivity of the LIBOR Certificates” on page S-69 is hereby deleted and replaced with the following:

“Conversely, investors in the Class 2-A5, Class 2-A9, Class 5-A8 and Class 5-A12 Certificates should consider (1) the risk that higher than anticipated levels of LIBOR could result in actual yields that are lower than anticipated yields, and (2) the fact that the Interest Rate on the Class 2-A5 Certificates can fall as low as 0.00% (which would occur whenever LIBOR equals or exceeds approximately 7.20%), the Interest Rate on the Class 2-A9 Certificates can fall as low as 0.00% (which would occur whenever LIBOR equals or exceeds 7.10%), the Interest Rate on the Class 5-A8 Certificates can fall as low as 0.00% (which would occur whenever LIBOR equals or exceeds 6.95%) and the Interest Rate on the Class 5-A12 Certificates can fall as low as 0.00% (which would occur whenever LIBOR equals or exceeds 7.10%). Investors considering the purchase of Class 2-A5, Class 2-A9, Class 5-A8 or Class 5-A12 Certificates in the expectation that LIBOR will decline over time, thus increasing the Interest Rate on those Classes, should also consider the risk that if mortgage interest rates decline concurrently with LIBOR, the Mortgage Loans may experience rapid rates of prepayments; this may result in a rapid decline in the Class Principal Amounts of the Class 2-A5, Class 2-A9 and Class 5-A8 Certificates and the Class Notional Amount of the Class 5-A12 Certificates. In addition, investors considering the purchase of the Class 2-A5, Class 2-A9, Class 5-A8 and Class 5-A12 Certificates should be aware that LIBOR is currently at historically low levels. As a consequence, LIBOR may not decrease significantly, or at all, in the future.

The following table is added to page S-71 under the table for the Class 5-A8 Certificates:

Pre-Tax Yield* to Maturity of the Class 5-A12 Certificates
(Assumed Purchase Price Percentage of  0.50%)

	Percentage of PSA
Level of LIBOR (%)	0%	125%	250%	375%	500%
6.95 or lower	31.6	24.4	(23.3)	(94.5)	**
7.00	20.5	12.7	(38.0)	**	**
7.05	8.8	(1.2)	(56.7)	**	**
7.10 or higher	**	**	**	**	**
Weighted Average Life in Years	22.7	9.2	2.1	1.0	0.7

__________

*

Corporate bond equivalent analysis.

**

Yields are lower than (99.99%).

The last paragraph under “— Sensitivity of the LIBOR Certificates” on page S-71 is hereby deleted and replaced with the following:

“The Mortgage Loans in each Mortgage Pool may not have the characteristics assumed for purposes of the tables above, and there can be no assurance that the Mortgage Loans will prepay at any of the constant rates assumed, that the actual pre-tax yields to maturity and weighted average lives for the Class 2-A5, Class 2-A9, Class 5-A8 and Class 5-A12 Certificates will correspond to any of the calculated yields and weighted average lives shown herein, or that the purchase prices of such Certificates will be as assumed. Each investor should make its own determination as to the appropriate assumptions to be used and factors to be considered in deciding whether to purchase a Class 2-A5, Class 2-A9, Class 5-A8 or Class 5-A12 Certificate.

The last sentence of the first paragraph under “Material Federal Income Tax Considerations — General” on page S-76 is hereby deleted and replaced with the following:

“In addition, in the opinion of Tax Counsel, the Offered Certificates, other than the Class R Certificate, will evidence ownership of REMIC regular interests within the meaning of Section 860G(a)(1) of the Code, and the Class R Certificate will evidence ownership of residual interests within the meaning of Section 860G(a)(2) of the Code.”

The first sentence of the second paragraph under “Material Federal Income Tax Considerations — Residual Certificate” on page S-77 is hereby deleted and replaced with the following:

“The Class R Certificate represents ownership of residual interests.”

The definition of “Class Notional Amount” on page S-85 is modified to add the following bullet between the bullets regarding the Class 2-A6 and Class AX Certificates:

•

The Class Notional Amount of the Class 5-A12 Certificates for any Distribution Date will be equal to the Class Principal Amount of the Class 5-A7 Certificates immediately preceding such Distribution Date. The initial Class Notional Amount of the Class 5-A12 Certificates is equal to $73,089,333.

The definition of  “Interest-Only Certificates” on page S-90 is hereby deleted and replaced with the following:

“The Class 2-A6, Class 5-A12, Class AX and Class PAX Certificates.”

The definition of  “LIBOR Certificates” on page S-91 is hereby deleted and replaced with the following:

“The Class 2-A4, Class 2-A5, Class 2-A8, Class 2-A9, Class 5-A7, Class 5-A8 and Class 5-A12 Certificates.”

The definition of  “Record Date” on page S-99 is hereby deleted and replaced with the following:

“For each Distribution Date and each Class of Certificates other than the LIBOR Certificates, the last Business Day of the month immediately preceding the month in which the Distribution Date occurs.  For each Distribution Date and each Class of LIBOR Certificates, the Business Day immediately preceding the related Distribution Date.”

The definition of  “Senior Certificates” on page S-100 is hereby modified to add the words “Class 5-A12,” after the words “Class 5-A11,” and before the words “Class AX.”

The definition of  “Trust Agreement” on page S-105 is hereby deleted and replaced with the following:

“The trust agreement dated as of April 1, 2005, among the Depositor, the Master Servicer and the Trustee, as amended by Amendment No. 1 thereto dated as of  May 23, 2005, among the Depositor, the Master Servicer and the Trustee.”

___________

Capitalized terms used but not defined herein have the meanings assigned to them in the accompanying prospectus supplement.